Exhibit 4.3

NEW YORK, NEW YORK,

August 20, 2020

Decolar.com, Inc. and its affiliates

5201 Blue Lagoon Drive, Suite 927

MIAMI FL 33126

RE: IRREVOCABLE OFFER AMLOA 001/2020

Ref: Amendment to the Lodging Outsourcing Agreement

Dear Sirs,

We address to you on behalf of Expedia, Inc., a Washington corporation (“Expedia”) in connection with the Lodging Outsourcing Agreement (the “Agreement”), entered by Expedia, Decolar.com, Inc., a Delaware Corporation (“Decolar Parent”), Travel Reservations S.R.L. (“Decolar”), a Uruguay corporation, and each of the subsidiaries of Decolar set forth on Schedule 1 of the Agreement. We hereby present you with an amendment to the Lodging Outsourcing Terms and Conditions attached here to as Annex A.

This Offer shall terminate at 5:00 p.m. (New York City time) on August 20, 2020 (the “Expiration Time”) unless accepted prior thereto.

This Offer shall be deemed unconditionally and irrevocably accepted by Decolar if Decolar sends to Expedia a letter accepting this Offer, issued in accordance with Section 15.9 of the Agreement on or before the Expiration Time. Should this Offer be accepted, the terms and conditions attached as Annex A will be valid and binding.

Sincerely,

Expedia, Inc.

/s/ Christian Gerron

Name: Christian Gerron

Title: Senior Vice President, Enterprise Solutions, EPS

Annex A

AMENDMENT TO AMENDED AND RESTATED LODGING OUTSOURCING AGREEMENT

This amendment (“Amendment”) to the Amended and Restated Lodging Outsourcing Agreement (the “Agreement”), dated as of November 15, 2019 by and among Expedia, Inc., a Washington corporation, Travel Reservations S.R.L, a Uruguay corporation (“Decolar”), Decolar.com, Inc., a Delaware Corporation (“Decolar Parent”) and each of the subsidiaries of Decolar Parent set forth therein, is effective as of the Expiration Time of the Offer (the “Amendment Date”) (the “Parties”).

The Parties desire to amend the Agreement on the terms of this Amendment. In consideration of their continued performance of their respective obligations under the Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree to amend the Agreement on the terms set out below.

All capitalized terms, where not defined in this Amendment, shall have the meanings set out in the Agreement. From and after the Amendment Date, the Parties agree to amend the Agreement as follows:

1.	TERM OF AMENDMENT. This Amendment shall begin on the Amendment Date and continue in effect until the earlier of:

1.1	December 31, 2021;

1.2

the Gross Booking Value of all bookings, of any type, value, line of business or otherwise on or via any Decolar Travel Solution (“Decolar Combined GBV”) over any rolling 12-month period during the Term meets or exceeds [ ]% of Decolar Combined GBV in the period 1 January 2019 to 31 December 2019 (“2019 Calendar Year”);

1.3

the commencement of a process (whether with one or several Persons and regardless of whether or not a financial advisor is involved) by Despegar.com, Corp. or any of its Affiliates that could reasonably be expected to result in a Control or Liquidity Event, only if Expedia thereafter confirms to Decolar in writing that this Agreement has terminated due to such event. A “Control or Liquidity Event” as used in this Amendment shall mean: (a) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of Despegar.com, Corp. and its Subsidiaries, taken as a whole, to any Person other than pursuant to a restructuring among entities of Despegar.com, Corp., (b) the acquisition by any Person, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership, in each case, of more than 33% of the total voting or economic power of the securities of Despegar.com, Corp. or any direct or indirect parent of Despegar.com, Corp., (c) a Person attaining the possession, directly or indirectly, of the power to appoint the majority of Despegar.com, Corp.’s directors, (d) any distribution of dividends (or redemption of any of securities) by Despegar.com, Corp. (provided that an ordinary course redemption of securities consistent with past practices at Despegar.com, Corp. shall not be deemed to be subject to this provision), or (e) bankruptcy, winding-up, receivership, dissolution or any other comparable process or event (or any petition or announcement concerning such events); or

1.4	the termination of the Agreement in accordance with its terms (as amended hereby)

(the “Amendment Term”).

Upon the termination of the Amendment or expiration of the Amendment Term, this Amendment and all terms, provisions and conditions herein, unless otherwise stated, shall be considered automatically (without any further action by any Party) terminated and, simultaneously therewith, all terms, conditions and provisions of the Agreement as in effect immediately prior to the effectiveness of this Amendment (as amended by those terms herein meant to survive the Amendment Term) shall revert and be reinstituted to apply in full force and effect.

2.

TERMINATION BY EXPEDIA. Provided that Decolar or its Affiliates have not breached any of their obligations under the Agreement (as amended hereby) or any other agreement with Expedia or its Affiliates, (it being understood that if any such breach occurs but is thereafter promptly cured by Decolar in full, it shall not be deemed a breach for purposes of this provision), Expedia hereby irrevocably waives any right to terminate the Agreement pursuant to Section 11.2.3(d) (Marketing Fees) of the Agreement for any period prior to or during the Amendment Term. For the avoidance of doubt, the period of calculation for purposes of Section 11.2.3 of the Agreement would begin to run upon termination of this Amendment.

3.	EXPEDIA’S SHARE OF WALLET IN THE DECOLAR TERRITORY

3.1	During the Amendment Term, Decolar shall ensure that Expedia’s Share of Wallet in the Decolar Territory for each Quarter set forth in paragraph 3.4 below, is not less than [ ]%.

3.2

“Expedia’s Share of Wallet” shall mean: the proportion of Gross Booking Value from Qualifying Travel Products booked on or via any Decolar Travel Solution (including, but not limited to, any Decolar Application, Decolar Platform, Decolar API or, in accordance with the Agreement, an Acquired Entity’s Travel Solutions) comprising Expedia Travel Products.

3.3	“Qualifying Travel Product” shall mean [ ].

3.4

Expedia’s Share of Wallet in the Decolar Territory shall be measured on a calendar quarter basis, with the period from the Amendment Date to 30 September 2020, being considered a standalone calendar quarter and thereafter running from 1 October, 1 January, 1 April and 1 July (each a “Quarter”).

3.5

In the event that Expedia’s Share of Wallet in the Decolar Territory is less than [ ]% in any Quarter(a “Shortfall”), Decolar may compensate for such Shortfall by ensuring that additional Expedia Travel Bookings are made in the next Quarter such that Expedia receives the Gross Profit that would have received should the Expedia’s Share of Wallet for both Quarters been [ ]%. Should Decolar fail to compensate the Shortfall in such next Quarter, Decolar shall pay to Expedia the difference between the Gross Profit received by Expedia for such two Quarters and the Gross Profit that Expedia would have received if Expedia’s Share of Wallet had been [ ]% for such Quarters. Notwithstanding the foregoing, the parties agree that for the first Quarter (being Amendment Date to 30 September 2020) Decolar may make up any Shortfall in the following two Quarters rather than one Quarter. Expedia may, in its sole discretion, set off any payments owed to it by Decolar under this paragraph against Marketing Fees due to Decolar under the Agreement. [                    ].

4.	AUDIT, MEASUREMENT AND REPORTING

4.1

The provisions of Section 2.1.4A(a)(vi) of the Agreement shall apply equally to paragraph 1.2 and Section 3 of this Amendment as if Decolar were granting the audit of Decolar Combined GBV or Expedia’s Share of Wallet in the Decolar Territory.

4.2	[ ]

4.3

Decolar shall provide Expedia with an accurate report of Expedia’s Share of Wallet in the Decolar Territory (including all Travel Bookings in the Decolar Territory and which Travel Bookings comprise Expedia Travel Products) (i) within 5 Business Days of 30 September 2020 and (ii) thereafter; within 5 Business Days after the end of each calendar quarter of the Amendment Term.

4.4	Decolar shall provide Expedia with an accurate report of Decolar Combined GBV within 5 Business Days after the end of each calendar quarter of the Amendment Term.

4.5

For the avoidance of doubt, the reports provided by Decolar pursuant to paragraphs 4.3 and 4.4 may exclude information in respect of Travel Bookings which Decolar considers, in its reasonable discretion, to be competitively sensitive, including, without limitation, hotel IDs and personally identifiable information. For the avoidance of doubt, the following information shall not be considered competitively sensitive: GBV for each transaction, check in, check out, book date, payment type and lodging country name.

5.

TERMINATION BY DECOLAR, SEVENTH ANNIVERSARY. The date included in Section 11.2.2(c) of the Agreement shall be amended, with no further action by the Parties, such that the date therein shall be extended by the same number of days as the Amendment Term. This provision shall survive the termination or expiry of this Amendment.

6.	SCHEDULE 1. The following entity shall be added to Schedule 1 as a Guarantor:

British Virgin Islands

Despegar.com, Corp

Company number 1936519

7.

GENERAL. Except as expressly modified by this Amendment, all terms, conditions and provisions of the Agreement shall continue in full force and effect as set forth in the Agreement immediately prior to the effectiveness of the Amendment (including without limitation the confidentiality provisions in Section 4 of the Agreement). In the event of a conflict between the terms and conditions of the Agreement and the terms and conditions of this Amendment, the terms and conditions of this Amendment shall prevail. Each Party represents and warrants to the other Party that this Amendment has been duly authorized, executed and delivered by it and constitutes a valid and legally binding agreement with respect to the subject matter contained herein. Each Party agrees that the Agreement, as amended by this Amendment, constitutes the complete and exclusive statement of the agreement between the Parties, and supersedes all prior proposals and understandings, oral and written, relating to the subject matter contained herein. This Amendment shall not be modified or rescinded except in writing signed by all of the Parties. This Amendment may be signed in two or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument. All signatures of the parties may be transmitted by facsimile, and such facsimile will, for all purposes, be deemed to be the original signature of such Party whose signature it reproduces and will be binding on such Party. This Amendment shall be governed by and construed in accordance with the Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of Laws principles of such State. To the extent Decolar or any of its Affiliates believes a disclosure of the existence of this Amendment and/or any of its terms may be required under application law or regulation or the rules of any applicable securities exchange, the Parties shall coordinate to ensure appropriate redaction of Expedia’s commercially sensitive information is implemented to the satisfaction of Expedia prior to any such filing. This provision shall survive termination or expiry of this Amendment.

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